VAN LANSCHOT KEMPEN (USA) INC.

ANNUAL AUDITED STATEMENT OF FINANCIAL CONDITION
FORM X-17A-5
PART III

SEC FILE NO. 8-48389

YEAR ENDED DECEMBER 31, 2025

AND
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48389

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Van Lanschot Kempen (USA) Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Third Avenue, 17th Floor

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Antoinette van Lint	(212)-376-0135	a.vanlint@vanlanschotkempen.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this filing*

CBIZ CPAs P.C.

(Name – if individual, state last, first, middle name)

340 Mount Kemble Ave, Suite 210N	Morristown	NJ	07960
(Address)	(City)	(State)	(Zip Code)

10/22/2003	199
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Antoinette van Lint, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Van Lanschot Kempen (USA) Inc., as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Title:
CEO

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Van Lanschot Kempen (USA) Inc.

TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statement	
Statement of Financial Condition	2
Notes to Financial Statement	3-8



CBIZ CPAs P.C.

340 Mount Kemble Ave
Suite 210N
Morristown, NJ 07960

P: 973.929.3500

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Van Lanschot Kempen (USA) Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Van Lanschot Kempen (USA) Inc. (the "Company") as of December 31, 2025 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2004 (such date takes into account the acquisition of the attest business of Marcum LLP by CBIZ CPAs P.C. effective November 1, 2024).

CBIZ CPAs P.C.

Morristown, NJ
March 2, 2026

Van Lanschot Kempen (USA) Inc.
Statement of Financial Condition
December 31, 2025

Assets

Cash and cash equivalents	$	15,002,367
Due from parent, net		110,919
Fails to deliver		1,292,841
Investment banking receivable		590,075
Operating lease right-of-use asset, net		707,793
of accumulated amortization of $88,125		
Property and equipment - at cost, net		5,554
Other assets		123,666
TOTAL ASSETS	$	17,833,215

LIABILITIES & STOCKHOLDER'S EQUITY

Liabilities

Accounts payable, accrued expenses and other liabilities	$	103,639
Income taxes payable		345,331
Due to customer		1,292,841
Operating lease liability		757,569
TOTAL LIABILITIES		2,499,380

Commitments and contingencies
Stockholder's equity

Capital stock - $0.01 par value; authorized 1,000 shares;	
1,000 shares issued and outstanding	10
Additional paid-in capital	6,263,979
Retained earnings	9,069,846
TOTAL STOCKHOLDER'S EQUITY	15,333,835
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 17,833,215

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND BUSINESS DESCRIPTION

Van Lanschot Kempen (USA) Inc., formerly known as Kempen & Co. U.S.A., Inc. (the "Company"), is a wholly-owned subsidiary of Van Lanschot Kempen N.V. (the "Parent") which is based in Amsterdam. The Company is a securities broker-dealer and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as an agent for institutional customers in the purchase and sale of foreign securities. The Company executes all trades with its Parent and uses its Parent's facilities to clear such trades. Trades are settled on delivery versus payment basis. The Parent produces research on public large, mid, and small cap companies located in Europe, comprising a wide range of sectors, including European real estate and life sciences and healthcare. On behalf of the Parent, the Company distributes research products to its customers, acquires new clients and organizes corporate road shows to large institutional investors within the United States to facilitate their investment decisions.

Additionally, the Company serves as an underwriter or selling group participant for equity offerings of non-U.S. and U.S. issuers engaged in offerings registered with the United States Securities and Exchange Commission ("SEC") as well as nonregistered offerings, including Rule 144A offerings, on a "firm commitment" basis, with no contingencies or need for an escrow account. The Company leverages their existing client bases, in Europe and the United States, to identify companies that aim to execute U.S. registered initial public offerings and/or follow-on transactions; once such transactions are executed. The Company solicits investments by institutional investors. For all such transactions, the Company, as supported by the Parent, works with other investment banks to originate and price primary issuances and to distribute securities to the Company's customers. The Company assesses interest in the new issuance based upon customer suitability and customer demand. Securities of U.S. issuers are cleared through another member of the underwriting syndicate (i.e., the lead syndicate member or bookrunner). All clearing firms are large or medium-sized U.S. banks. Securities of non-U.S. issuers offered to U.S. investors are cleared through the Company's parent, Van Lanschot Kempen N.V.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The amount on deposit at these institutions exceeds the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC"). In the event of a financial institutions insolvency, the recovery of these deposits may be limited. However, the Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable

Accounts receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts.

Allowance for Credit Losses

As prescribed under Accounting Standards Codification ("ASC") 326, Financial Instruments—Credit Losses, management establishes an allowance of current expected credit losses against customer contract assets and receivables, and other receivables including security deposits to reflect the net amount the Company expects to collect. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the current expected credit losses framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. As of December 31, 2025, the Company did not record any current expected losses.

Customer Transactions

In the normal course of business, the Company facilitates transactions on behalf of customers on a delivery versus payment basis. If these transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to differences in market values of the securities compared to their contract amounts.

Depreciation

Depreciation is computed using the straight-line method over estimated useful asset lives, which is five to seven years.

Leases

The Company recognizes and measures its leases in accordance with Financial Accounting Standards Board ("FASB") ASC 842. The Company is a lessee in a noncancelable operating lease, for office space and a noncancelable lease for an office copier. The lease liability is recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The right of use asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes
The amount of current taxes payable or refundable are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the position, based on the technical merit, and recognizes the greatest amount of benefit that is more likely than not to be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. At December 31, 2025 the Company had no uncertain tax positions.

Effective January 1, 2025, the Company adopted Accounting Standards Update ("ASU") No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 requires enhanced disclosures regarding income taxes, including disaggregated information about income (or loss) from continuing operations before income tax expense (or benefit) by domestic and foreign sources, and income tax expense (or benefit) by federal, state, and foreign jurisdictions. The ASU also requires a more detailed reconciliation of the statutory federal income tax rate to the effective tax rate, with reconciling items presented in specified categories and additional qualitative information for significant items. Further, the ASU requires disclosure of income taxes paid (net of refunds received) disaggregated by jurisdiction. The Company adopted the standard as required for its fiscal year beginning January 1, 2025. The adoption of ASU 2023-09 did not have a material impact on the Company's financial position or results of operations, or income tax disclosures.

3. PROPERTY AND EQUIPMENT- AT COST, NET

Property and equipment consist of the following:

Office equipment	$	158,954
Furniture and Fixtures		127,079
Total property and equipment- at cost		286,033
Less accumulated depreciation		(280,479)
Total property and equipment- at cost, net	$	5,554

4. RELATED PARTY TRANSACTIONS

A portion of the Company's revenue is generated from the Parent for services rendered to institutional investors within their sales region, in accordance with a cost-plus transfer pricing study. The revenue is based upon 97% of all Company expenses, excluding taxes, and investment banking expenses, marked up by 4.16%.

Additionally, the Company derives revenue from the underwriting services performed by the Company which is allocated between the Company and the Parent based on a transfer pricing study. Per the study, 20% of revenue and expenses will be

4. RELATED PARTY TRANSACTIONS (continued)

retained by the Company while 80% of the revenue and expense will be allocated to the Parent.

As of December 31, 2025 the Company had a net receivable from the Parent of $110,919, which can be found on the statement of financial condition in due from parent, net.

5. PROFIT-SHARING PLAN

The Company has a 401(k) plan, which covers substantially all of its full-time employees who have attained two weeks of service. The plan includes employee contributions and matching contributions by the Company subject to certain limitations. The Company match during 2025 is equal to 100% of the matched employee contributions that are not in excess of 4% of employee compensation.

6. COMMITMENTS

In July of 2024 the Company entered into a new lease as a sublessee in New York City, with initial noncancelable terms ending in April of 2035. The Company classified this lease as an operating lease. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. The Company's lease includes six months upon inception of free rent, with terms including an additional free rental period of four months in the eighth year. In addition to base rent on its office facilities, the Company is required to pay its proportionate share of real estate taxes and operating expenses.

The Company has a security deposit related to this lease of $53,046, which is reflected in other assets on the statement of financial condition.

In March of 2025 the Company entered into a new operating lease for a copier.

The discount rate used to present value the monthly lease expense for the rental lease is 5.5%, while the discount rate used related to the copier lease is 8%.

For the year ended December 31, 2025, the Company discloses a weighted average discount rate of 5.66% for its operating leases.

6. COMMITMENTS (continued)

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2025 are as follows:

2026	$	102,374
2027		104,325
2028		106,315
2029		108,345
2030		106,410
Thereafter		446,942
Total undiscounted lease payments		974,711
Less imputed interest		(217,142)
Total lease liabilities	$	757,569

7. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") and elects to calculate the minimum net capital under the alternate standard as permitted under Rule 15c3-1, paragraph (a)(1)(ii), which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of customer related receivables as computed under the reserve formula prescribed under SEC Rule 15c3-3. At December 31, 2025, the Company had net capital of $14,503,621 which exceeded the required net capital minimum of $250,000 by $14,253,621.

The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i). The Company's other business activity, investment banking, is exempt as contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.

8. SINGLE SEGMENT REPORT

The Company is engaged in a single line of business as a securities broker-dealer and acts as an agent for institutional customers in the purchase and sale of foreign securities. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

The segment assets are the same as those reported in the Company's statement of financial condition.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company may execute, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

10. SUBSEQUENT EVENTS

On January 6, 2026, the Company's parent, Van Lanschot Kempen N.V., announced its intention to establish a joint venture with KBC Securities N.V., to which it intends to contribute its brokerage activities including its interest in the Company. Completion is expected in the fourth quarter of 2026, subject to regulatory approval. This development is not expected to impact the Company's business activities.